UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sonic Automotive, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

83545G 10 2

(CUSIP Number)

James N. Greene, III

Parker Poe Adams & Bernstein LLP

620 South Tryon Street, Suite 800

Charlotte, North Carolina 28202

(704) 372-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
CUSIP No. 83545G 10 2
1	NAME OF REPORTING PERSON: OBS Family, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) x (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina
NUMBER OF SHARES	7	SOLE VOTING POWER: 3,007,784[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 3,007,784[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,007,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

Includes (i) 2,171,250 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of the reporting person, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.’s Class B Common Stock owned directly by the reporting person, and (ii) 836,534 shares of Sonic Automotive, Inc.’s Class A Common Stock owned directly by the reporting person.

*	The percentage is calculated based upon the total outstanding shares of Sonic Automotive, Inc.’s Class A Common Stock as of October 25, 2022, as set forth in the Issuer’s Form 10-Q (Q3) dated October 28, 2022.

Schedule 13D/A
CUSIP No. 83545G 10 2
1	NAME OF REPORTING PERSON: Sonic Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) x (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina
NUMBER OF SHARES	7	SOLE VOTING POWER: 9,858,125[2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 9,858,125[2]
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,858,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

2

Represents 9,858,125 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of the reporting person, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.’s Class B Common Stock owned directly by the reporting person.

*	The percentage is calculated based upon the total outstanding shares of Sonic Automotive, Inc.’s Class A Common Stock as of October 25, 2022, as set forth in the Issuer’s Form 10-Q (Q3) dated October 28, 2022.

Schedule 13D/A
CUSIP No. 83545G 10 2
1	NAME OF REPORTING PERSON: B. Scott Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) x (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER: 349,279[3]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 12,865,909[4]
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 349,279[3]
PERSON WITH	10	SHARED DISPOSITIVE POWER: 12,865,909[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,215,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

3	Represents 349,279 shares of Sonic Automotive, Inc.’s Class A Common Stock owned directly by the reporting person.
4

Includes (i) 9,858,125 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of Sonic Financial Corporation, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.’s Class B Common Stock owned indirectly by the reporting person (and directly by Sonic Financial Corporation), (ii) 836,534 shares of Sonic Automotive, Inc.’s Class A Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC), and (iii) 2,171,250 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of OBS Family, LLC, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.’s Class B Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC).

*	The percentage is calculated based upon the total outstanding shares of Sonic Automotive, Inc.’s Class A Common Stock as of October 25, 2022, as set forth in the Issuer’s Form 10-Q (Q3) dated October 28, 2022.

Schedule 13D/A
CUSIP No. 83545G 10 2
1	NAME OF REPORTING PERSON: David Bruton Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) x (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER: 467,856[5]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 12,865,909[6]
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 467,856[5]
PERSON WITH	10	SHARED DISPOSITIVE POWER: 12,865,909[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,333,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

5	Represents 467,856 shares of Sonic Automotive, Inc.’s Class A Common Stock owned directly by the reporting person.
6

Includes (i) 9,858,125 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of Sonic Financial Corporation, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.’s Class B Common Stock owned indirectly by the reporting person (and directly by Sonic Financial Corporation), (ii) 836,534 shares of Sonic Automotive, Inc.’s Class A Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC), and (iii) 2,171,250 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of OBS Family, LLC, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.’s Class B Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC).

*	The percentage is calculated based upon the total outstanding shares of Sonic Automotive, Inc.’s Class A Common Stock as of October 25, 2022, as set forth in the Issuer’s Form 10-Q (Q3) dated October 28, 2022.

Schedule 13D/A
CUSIP No. 83545G 10 2
1	NAME OF REPORTING PERSON: Marcus G. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) x (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER: 51,943[7]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 12,865,909[8]
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 51,943[7]
PERSON WITH	10	SHARED DISPOSITIVE POWER: 12,865,909[8]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,917,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

7	Represents 51,943 shares of Sonic Automotive, Inc.’s Class A Common Stock owned directly by the reporting person.
8

Includes (i) 9,858,125 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of Sonic Financial Corporation, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.’s Class B Common Stock owned indirectly by the reporting person (and directly by Sonic Financial Corporation), (ii) 836,534 shares of Sonic Automotive, Inc.’s Class A Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC), and (iii) 2,171,250 shares of Sonic Automotive, Inc.’s Class A Common Stock that can be acquired, upon the election of OBS Family, LLC, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.’s Class B Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC).

*	The percentage is calculated based upon the total outstanding shares of Sonic Automotive, Inc.’s Class A Common Stock as of October 25, 2022, as set forth in the Issuer’s Form 10-Q (Q3) dated October 28, 2022.

Schedule 13D/A
CUSIP No. 83545G 10 2

Explanatory Note. This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed jointly by Sonic Financial Corporation (“SFC”) and Mr. O. Bruton Smith (“Bruton Smith”) with the Securities and Exchange Commission (the “SEC”) on November 19, 1997, as amended by Amendment No. 1 to the Schedule 13D filed jointly by SFC and Bruton Smith with the SEC on January 10, 2013, Amendment No. 2 to the Schedule 13D filed jointly by SFC, Bruton Smith, B. Scott Smith (“Scott Smith”), David B. Smith (“David Smith”) and Marcus G. Smith (“Marcus Smith”) on June 24, 2015, and Amendment No. 3 to the Schedule 13D filed jointly by SFC, Bruton Smith, Scott Smith, David Smith and Marcus Smith on October 9, 2018 (as amended, the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Bruton Smith died on June 22, 2022, and as a result of his death: 836,534 shares of Sonic Automotive, Inc.’s Class A Common Stock and 2,171,250 shares of Sonic Automotive, Inc.’s Class B Common Stock transferred on death to OBS Family, LLC (“OBS Family” and, collectively with SFC, Scott Smith, David Smith and Marcus Smith, the “Reporting Persons”).

Item 1. Security and Issuer.

This Amendment relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”, and together with the Class B Common Stock, par value $0.01 per share the “Class B Common Stock”, the “Shares) of Sonic Automotive, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4401 Colwick Road, Charlotte, North Carolina 28211.

Item 2. Identity and Background.

This Amendment is being filed jointly by: (i) OBS Family, a North Carolina limited liability company, (ii) SFC, a North Carolina corporation, (iii) Scott Smith, a United States citizen, (iv) David Smith, a United States citizen, and (v) Marcus Smith, a United States citizen.

OBS Family’s and SFC’s principal place of business and principal executive office, and the business address of Scott Smith, David Smith and Marcus Smith is 5401 East Independence Boulevard, Charlotte, North Carolina 28212, respectively. Each Reporting Person’s telephone number is (704) 532-3320.

OBS Family is a private holding company that holds securities of the Issuer and conducts certain other activities. SFC is a private holding company that holds securities of the Issuer and Speedway Motorsports, LLC, a Delaware limited liability company (“Speedway Motorsports”), and conducts certain other activities. Scott Smith, David Smith and Marcus Smith are each a director of the Issuer, an Executive Vice President of SFC and a manager of OBS Family. David Smith is the Chairman and Chief Executive Officer of the Issuer. Marcus Smith is the Chief Executive Officer of Speedway Motorsports. Speedway Motorsports is a leading promoter, marketer and sponsor of motorsports activities in the United States

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See the Schedule 13D, as amended for historical information. Bruton Smith died on June 22, 2022, and as a result of his death: 836,534 shares of Class A Common Stock and 2,171,250 shares of Class B Common Stock transferred on death to OBS Family for no consideration (the “Transfer”). Scott Smith, David Smith and Marcus Smith are eligible to receive and, in the past have received, grants of Class A Common Stock upon the exercise of stock options and restricted stock unit awards under the Issuer’s stock issuance plans.

Item 4. Purpose of Transaction.

By virtue of the Transfer, OBS Family, LLC received 836,534 shares of Class A Common Stock and 2,171,250 shares of Class B Common Stock for no consideration (the “Transferred Shares”). Consequentially, as Scott Smith, David Smith and Marcus Smith serve as the managers of OBS Family, LLC, Scott Smith, David Smith and Marcus Smith acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Act) of the Transferred Shares.

Other than as described in this Amendment, the Reporting Persons do not have any present plans or proposals which relate to or would result in the transactions set forth in Item 4(a)-(j) of Schedule 13D under the Act.

Schedule 13D/A
CUSIP No. 83545G 10 2

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)

William R. Brooks (“William Brooks”), a director of SFC, beneficially owned an aggregate of 103,316 shares of Class A Common Stock, consisting of all 103,316 shares of Class A Common Stock owned directly by William Brooks. Shares beneficially owned by William Brooks represents approximately 0.28% of the Shares of the Issuer.

(b)

William Brooks had (A) sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 103,316 shares of Class A Common Stock beneficially and directly owned by him; and (B) shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, no shares of Class A Common Stock indirectly owned by him.

(c)	Other than the Transfer, the Reporting Persons and William Brooks have no knowledge to, and have not effected any transactions in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Due to the death of Bruton Smith, on June 22, 2022, Bruton Smith ceased to be a beneficial owner of more than 5.0% of the outstanding Shares of the issuer.

Schedule 13D/A
CUSIP No. 83545G 10 2

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated January 31, 2023 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: January 31, 2023

OBS FAMILY, LLC

By:	/s/ B. Scott Smith
Name:	B. Scott Smith
Title:	Manager

By:	/s/ David Bruton Smith
Name:	David Bruton Smith
Title:	Manager

By:	/s/ Marcus G. Smith
Name:	Marcus G. Smith
Title:	Manager

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
Name:	William R. Brooks
Title:	Vice President

/s/ B. SCOTT SMITH
B. SCOTT SMITH

/s/ DAVID BRUTON SMITH
DAVID BRUTON SMITH

/s/ MARCUS G. SMITH
MARCUS G. SMITH

Schedule A

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each executive officer and director of SFC and manager of OBS Family are set forth below.

Executive Officers and Directors of OBS Family, LLC

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Manager

David Bruton Smith	Untied States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Manager

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Manager

Executive Officers and Directors of Sonic Financial Corporation

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

David Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Chief Financial Officer / Director